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                                                                    EXHIBIT 23.1

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
EchoCath, Inc.;

         We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

         Our report dated October 6, 2000 (except as to the second paragraph of Note 17 which is as of November 15, 2000), contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has negative working capital, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                     /s/ KPMG LLP
Princeton, New Jersey
March 27, 2001